Exhibit 99.1

Apollomics, a Company Developing Novel Oncology Therapies to

Address Difficult-to-Treat Cancers, Announces Closing of Business

Combination and Listing on Nasdaq

Apollomics’ Class A ordinary shares and public warrants are expected to begin trading today on the Nasdaq Capital Market under the ticker symbols ‘APLM’ and ‘APLMW’

FOSTER CITY, Calif. – March 30, 2023 – Apollomics Inc. (“Apollomics” or the “Company”), a clinical-stage biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, today announced the completion of its business combination (the “Business Combination”) with Maxpro Capital Acquisition Corp. (“Maxpro”, Nasdaq: JMAC). Apollomics’ Class A ordinary shares and public warrants are expected to commence trading today, March 30, 2023, on the Nasdaq Capital Market (Nasdaq) under the symbols “APLM” and “APLMW,” respectively. The Business Combination, which was approved by Maxpro’s shareholders on March 20, 2023, along with a $21.65 million private investment in public equity (PIPE) financing raised in connection with the Business Combination, provides access to capital that is expected to enable the Company to advance its pipeline of drug candidates.

Apollomics’ mission is to improve treatment options for patients diagnosed with difficult-to-treat, high mortality cancers. Apollomics’ pipeline includes nine novel oncology drug candidates, six of which are currently in clinical stage of development. By using targeted therapy, immuno-oncology agents, and other innovative approaches, Apollomics’ novel drug candidates have the potential to address a range of cancers, including lung cancer, brain cancer, acute myeloid leukemia, and other solid tumors.

Apollomics expects results from its global Phase 2 multi-cohort clinical trial of vebreltinib (APL-101), a highly specific cMet inhibitor, in non-small cell lung cancer and other solid tumors with cMet dysregulation, this year, which the Company believes may support its first new drug application with the U.S. Food and Drug Administration (FDA) while generating clinical data on other indications. Apollomics is also developing uproleselan (APL-106), an E-selectin inhibitor, in China as an adjunct to chemotherapy to enhance its anti-cancer effects for adult patients with relapsed or refractory acute myeloid leukemia. The FDA granted Breakthrough Therapy Designation to GlycoMimetics, Apollomics’ collaboration partner in the United States, for uproleselan, and the China National Medical Products Administration (NMPA) designated it as a breakthrough therapy in China. The Company expects to complete patient recruitment of its Phase 3 study for uproleselan (APL-106) in China this year.

“Becoming a public company represents a major milestone in our journey to provide solutions for patients with difficult-to-treat cancers worldwide,” said Dr. Guo-Liang Yu, Ph.D., Chairman and Chief Executive Officer of Apollomics. “The funds now available to us are expected to facilitate development of our oncology pipeline and further our mission to provide patients with effective therapies and hope.”

Moses Chen, Chief Executive Officer of Maxpro, said, “We are thrilled to have completed the Business Combination with Apollomics. We’re confident that the Company’s cutting-edge drug candidates will deliver value to investors while advancing the Company’s ability to provide treatment options for patients diagnosed with difficult-to-treat, high mortality cancers.”

Apollomics will continue to be led by Dr. Yu, a serial entrepreneur and pharmaceutical researcher with more than 300 patents, as its Chief Executive Officer and Chairman of the Board of Directors.

The Apollomics executive leadership team will also consist of:

•	Dr. Sanjeev Redkar, Ph.D., MBA, Apollomics’ Co-Founder, who will continue to serve as President and will serve as a Director;

•	Dr. Jane Wang, Ph.D., who will continue to serve as Chief Scientific Officer; and

•	Dr. Peony Yu, MD, who will continue to serve as Chief Medical Officer.

In addition to Dr. Yu and Dr. Redkar, Apollomics’ Board of Directors will also consist of: Dr. Jonathan Wang, Ph.D., MBA; Dr. Kenneth C. Carter, Ph.D.; Dr. Hong-Jung (Moses) Chen, Ph.D.; Wendy Hayes, MBA; and Glenn S. Vraniak, MBA.

Advisors

EF Hutton, division of Benchmark Investments, LLC served as capital markets advisor and exclusive placement agent to Maxpro. Nelson Mullins Riley & Scarborough LLP served as legal advisor to Maxpro. White & Case LLP served as legal advisor to Apollomics.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics currently has a pipeline of nine drug candidates across multiple programs, six of which are currently in the clinical stage of development. Apollomics’ lead programs include investigating its core product, vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States, and developing an anti-cancer enhancer drug candidate, uproleselan (APL-106), a specific E-Selectin antagonist that has the potential to be used adjunctively with standard chemotherapy to treat acute myeloid leukemia and other hematologic cancers, which is currently in Phase 1 and Phase 3 clinical trials in China.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding the Company’s future financial performance, as well as the Company’s strategy, future operations, revenue guidance, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Apollomics cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Apollomics. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including: (i) the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect Apollomics’ intellectual property; (v) breaches in data security; (vi) risks related to the ongoing COVID-19 pandemic and response; (vii) the risk that Apollomics may not be able to develop and maintain effective internal controls; (viii) unfavorable changes to the regulatory environment; and those risks and uncertainties discussed in the Form F-4 (as amended) filed by Apollomics, Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by the Company with the SEC. Other unknown or unpredictable factors also could have material adverse effects on the Company’s future results and/or could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements. Should one or more of the risks or uncertainties described in this press release materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. New risk factors that may affect actual results or outcomes emerge from time to time and it is not possible to predict all such risk factors, nor can Apollomics assess the impact of all such risk factors on its business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Apollomics undertakes no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If Apollomics updates one or more forward-looking statements, no inference should be drawn that Apollomics will make additional updates with respect to those or other forward-looking statements.

CONTACTS

Investor Relations

Peter Vozzo

ICR Westwicke

Peter.Vozzo@westwicke.com

443-213-0505

Media Relations

Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com

646-866-4012